Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion by reference in the Annual Report on Form 20-F of our report dated September 28, 2023, relating to the audit of the consolidated balance sheets of NewGenlvf Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements), which appears in this Form 20-F filed by the Company with the U.S. Securities Exchange Commission on August 19, 2024.

/s/ WWW, P.C.
WWW, P.C.
San Mateo, California	Certified Public Accountants
August 19, 2024	PCAOB ID No. 1171